Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Registration Statement No. 333-163040

Subject Company: Merix Corporation
Commission File No. 001-33752

E-mail distribution – January 14, 2010

Important Notice to Directors and Executive Officers
of Merix Corporation
Concerning the Possible Blackout Period and Regulation BTR Trading Restrictions

The merger between Merix Corporation (“Merix”) and Viasystems Group, Inc. (“Viasystems”), which is expected to occur in early February, will result in an exchange of Merix common stock for Viasystems common stock.  This blackout notice (“Blackout Notice”) is being provided in order to notify you that directors and executive officers of Merix who continue as directors or executive officers of Viasystems after the closing of the merger will, subject to certain exceptions, be prevented from buying or selling shares of Viasystems common stock (“Viasystems Shares”) during a “blackout period” that is expected to begin on or about February 9, 2010 and end during the week of February 14, 2010.

The reason for the blackout period is that Section 306(a) of the Sarbanes-Oxley Act and Regulation BTR (i.e., the Blackout Trading Restriction), promulgated by the Securities and Exchange Commission, generally require a blackout period to be imposed during which directors and executive officers are subject to trading restrictions if 50% or more of the participants in all individual account plans of an issuer are prohibited from engaging in transactions with respect to the issuer’s equity securities in their plan accounts for more than three consecutive business days.  The Blackout Trading Restriction also generally requires that we provide you and the Securities and Exchange Commission (the “SEC”) with advance notice of such a blackout period.

In this case, a blackout period will occur because the trustee/administrator of the Merix Corporation 401(k) Profit Sharing Plan (the “Plan”) will impose restrictions on transactions by Plan participants in order to provide for the conversion of shares of Merix common stock held by the Merix Stock Fund into Viasystems Shares contingent upon the closing of the merger between Merix and Viasystems.  Plan participants will be prevented from moving money in or out of the Merix Stock Fund, changing funds within the Merix Stock Fund in which a participant invests money and changing how much of each paycheck is invested in the Merix Stock Fund.  In addition, the following general restrictions will be imposed: Plan participants will be restricted from changing the address on their account, requesting a loan, making unscheduled loan repayments and requesting withdrawals or distributions.

During the blackout period, whether or not you participate in the Plan, your ability to exercise Viasystems stock options (if any) or otherwise trade in Viasystems Shares will be restricted.  Specifically, you will be prohibited from directly or indirectly purchasing, selling, acquiring or transferring any Viasystems Share or derivative security with respect to Viasystems Shares acquired in connection with your service or employment as a director or an executive officer of Merix or Viasystems.

The trading restrictions will not apply to Viasystems Shares that were not acquired in connection with your service or employment as a director or an executive officer of Merix or Viasystems.  You should note, however, that there is a rebuttable presumption that any Viasystems Shares sold during a blackout period are not exempt from the rule (i.e., you will bear the burden of proving that the securities were not “acquired in connection with service or employment”).  In addition, the SEC’s rules provide a limited number of exemptions from the trading restriction; most notably these include bona fide gift transactions and purchases or sales under qualified “10b5-1 plans”.  We strongly recommend that you consult with Viasystems before entering into any transaction in Viasystems Shares during the blackout period.

As noted above, the blackout period is expected to begin on or about February 9, 2010 and end during the week of February 14, 2010.  You will be notified directly in the event that there are changes to these dates.

Questions regarding this Blackout Notice or the blackout period that will apply to directors and executive officers (including questions regarding when the blackout period has ended) from and after the closing of the merger may be directed to:

Bailey Hurley
Viasystems Group, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105
(314) 719-1838

Prior to the closing of the merger, inquires regarding this Blackout Notice or the blackout period may be directed to:

Kelly Lang
Merix Corporation
15725 SW Greystone Court, Suite 200
Beaverton, Oregon  97006
(503) 716-3650

Important Legal Information
No statement in this document is an offer to purchase or a solicitation of an offer to sell securities.

Important Merger Information and Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the Securities and  Exchange Commission (the “SEC”).  Viasystems has filed, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems.  Merix will mail the proxy statement/prospectus to its shareholders.  Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. The definitive proxy statement/prospectus and other documents that have or will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Participants in Solicitation

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009.  Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009.  Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus Merix filed with the SEC on January 4, 2010.